David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, New York 11563
Tel. (516) 887-8200
Fax (516) 887-8250

October 28, 2013

BY EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Justin Dobbie

Re: WNS Studios, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on October 9, 2013
File Number 333-190886

Dear Mr. Dobbie:

On behalf of WNS Studios, Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to Registration Statement on Form S-1/A (the "Amendment”) in response to the Commission's comment letter, dated October 25, 2013, with reference to Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on October 9, 2013.

In addition to the Amendment, the Company supplementally responds to the Commission's comments as follows:

Use of Proceeds, page 15

1. We note your response to our prior comment 3 and your disclosure regarding use of proceeds if 25% of the offering is sold. You have deleted disclosure regarding use of proceeds if 50% of the offering is sold, however. Please add disclosure regarding use of proceeds if 50% of the offering is sold and revise the table on page 15 to indicate which column represents 25%, 50%, 75% and 100% of the offering.

Response:  The disclosure regarding use of proceeds if 50% of the offering is sold has been included in the Amendment.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours, /s/ David Lubin David Lubin

cc: Moses Gross